UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Societal CDMO, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75629F109

(CUSIP Number)

James D. Shelton, Jr.

Railroad Ranch Capital Management, LP

1845 Woodall Rodgers Freeway

Suite 1015

Dallas, Texas 75201

(214) 996-0852

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

Railroad Ranch Capital Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,344,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,344,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,344,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

JDS Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,344,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,344,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,344,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

Railroad Ranch Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,344,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,344,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,344,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

Railroad Ranch Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,344,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,344,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,344,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

James D. Shelton, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,344,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,344,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,344,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 75629F109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 E. Uwchlan Avenue, Suite 112, Exton, Pennsylvania 19341.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Railroad Ranch Capital Master Fund, LP, a Cayman Islands limited partnership (“Railroad Ranch Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	JDS Equity, LLC, a Delaware limited liability company (“Railroad Ranch Master GP”), as the general partner of Railroad Ranch Master;
(iii)	Railroad Ranch Capital Management, LP, a Texas limited partnership (“Railroad Ranch Capital”), as the investment manager of Railroad Ranch Master;
(iv)	Railroad Ranch Capital Management GP, LLC, a Texas limited liability company (“Railroad Ranch IM GP”), as the general partner of Railroad Ranch Capital; and
(v)	James D. Shelton, Jr., as the Manager of Railroad Ranch Master GP and Railroad Ranch IM GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Railroad Ranch Master, Railroad Ranch Master GP, Railroad Ranch Capital, Railroad Ranch IM GP and Mr. Shelton is 1845 Woodall Rodgers Freeway, Suite 1015, Dallas, Texas 75201.

(c)       The principal business of Railroad Ranch Master is investing in securities. The principal business of Railroad Ranch Master GP is serving as the general partner of Railroad Ranch Master. The principal business of Railroad Ranch Capital is serving as the investment manager of Railroad Ranch Master. The principal business of Railroad Ranch IM GP is serving as the general partner of Railroad Ranch Capital. Mr. Shelton serves as the Manager of Railroad Ranch Master GP and Railroad Ranch IM GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP No. 75629F109

(f)       Railroad Ranch Master is organized under the laws of the Cayman Islands. Railroad Ranch Master GP is organized under the laws of the State of Delaware. Railroad Ranch Capital and Railroad Ranch IM GP are organized under the laws of the State of Texas. Mr. Shelton is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Railroad Ranch Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,344,595 Shares beneficially owned by Railroad Ranch Master is approximately $3,351,735, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s management team and Board of Directors (the “Board”) regarding means to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 56,632,541 Shares outstanding as of May 7, 2022, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2022.

8

CUSIP No. 75629F109

As of the date hereof, Railroad Ranch Master directly beneficially owned 3,344,595 Shares, constituting approximately 5.9% of the Shares outstanding. Railroad Ranch Master GP, as the general partner of Railroad Ranch Master, may be deemed to beneficially own the 3,344,595 Shares owned by Railroad Ranch Master, constituting approximately 5.9% of the Shares outstanding. Railroad Ranch Capital, as the investment manager of Railroad Ranch Master, may be deemed to beneficially own the 3,344,595 Shares owned by Railroad Ranch Master, constituting approximately 5.9% of the Shares outstanding. Railroad Ranch IM GP, as the general partner of Railroad Ranch Capital, may be deemed to beneficially own the 3,344,595 Shares owned by Railroad Ranch Master, constituting approximately 5.9% of the Shares outstanding. Mr. Shelton, as the Manager of Railroad Ranch Master GP and Railroad Ranch IM GP, may be deemed to beneficially own the 3,344,595 Shares owned by Railroad Ranch Master, constituting approximately 5.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective relationships to Railroad Ranch Master, each of Railroad Ranch Master, Railroad Ranch Master GP, Railroad Ranch Capital, Railroad Ranch IM GP and Mr. Shelton may be deemed to share the power to vote and dispose of the Shares directly owned by Railroad Ranch Master.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 27, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated June 27, 2022.

9

CUSIP No. 75629F109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

Railroad Ranch Capital Master Fund, LP

By:	JDS Equity, LLC General Partner

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

JDS Equity, LLC

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

Railroad Ranch Capital Management, LP

By:	Railroad Ranch Capital Management GP, LLC General Partner

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

Railroad Ranch Capital Management GP, LLC

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

/s/ James D. Shelton, Jr.
James D. Shelton, Jr.

10

CUSIP No. 75629F109

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

RAILROAD RANCH CAPITAL MASTER FUND, LP

Purchase of Common Stock	45,600	1.3363	04/29/2022
Purchase of Common Stock	10,000	1.3500	05/02/2022
Purchase of Common Stock	10,000	1.3499	05/02/2022
Purchase of Common Stock	6,729	1.2800	05/03/2022
Purchase of Common Stock	31,200	1.2684	05/04/2022
Purchase of Common Stock	19,500	1.2400	05/05/2022
Purchase of Common Stock	10,438	1.2393	05/10/2022
Purchase of Common Stock	14,557	1.2199	05/11/2022
Purchase of Common Stock	905	1.1392	05/12/2022
Purchase of Common Stock	500,000	0.6864	06/03/2022
Purchase of Common Stock	37,789	0.6791	06/03/2022
Purchase of Common Stock	4,000	0.7000	06/06/2022
Purchase of Common Stock	26,751	0.6992	06/07/2022
Purchase of Common Stock	286,873	0.7465	06/08/2022
Purchase of Common Stock	486,676	0.6951	06/09/2022
Purchase of Common Stock	15,818	0.6850	06/10/2022
Purchase of Common Stock	12,656	0.6698	06/15/2022
Purchase of Common Stock	8,599	0.6600	06/16/2022
Purchase of Common Stock	150,000	0.6700	06/17/2022
Purchase of Common Stock	150,000	0.6646	06/17/2022
Purchase of Common Stock	15,586	0.6800	06/21/2022
Purchase of Common Stock	100	0.6401	06/22/2022
Purchase of Common Stock	43,671	0.6533	06/22/2022
Purchase of Common Stock	48,700	0.6800	06/23/2022
Purchase of Common Stock	100,000	0.6900	06/24/2022
Purchase of Common Stock	250,000	0.7130	06/27/2022